Exhibit 99-2

Ensurge, Inc. Enters into Heads of Agreement to Mine Gold in Suriname

Miami, May 8, 2012/PRNewswire via COMTEX/ -- Ensurge, Inc. (Trading Symbol: ESGI) announced it has entered into a non-binding Heads of Agreement with privately owned Amery Trading, LLC to mine gold in the Sara Creek Region of Suriname.  Ensurge will advance all capital requirements and provide technology on an on-going basis while Amery will provide access to the 7,500 hectare concession in Sara Creek, approximately 125 kilometers south of Paramaribo, the Capital of Suriname.  Ensurge will recover its capital advances from 50% of net cash flow, with the remainder of net cash flow to be split equally between Amery and Ensurge.  Once Ensurge has recovered its invested capital, Amery and Ensurge will split net cash flow equally.

Suriname, located along the northern coast of South America, has a long history of gold mining and is experiencing a resurgence of interest in gold mining owing to an attractive geologic environment, government policies favorable to foreign investment and the high price of gold.

The Sara Creek is situated in the mineral rich Brokopondo district in the northeast of Suriname.  The largest gold mining operation in that area is the Rosebel Gold Mine, operated by IAMGOLD Corporation, which produced 385,000 ounces of gold in 2011.  IAMGOLD is also the holder of a concession adjacent to the Ensurge/Amery Concession.

Jordan Estra, President and Chief Executive Officer of Ensurge stated, “It is with great excitement and enthusiasm that we initiate our agreement with Amery Trading, whose principals have long standing and very strong relationships in Suriname.  We will shortly be moving equipment to the Sara Creek area to begin a test mining and gold recovery program.  We will be using state of the art technology and owing to the free gold in the alluvial deposits at Sara Creek, we plan to recover gold without the use of any chemicals.  The test mining and recovery program, which is expected to last up to three months, will enable us to determine the optimal technology for the geologic environment at Sara Creek.  Based on results of the test program, Ensurge will determine whether to commit to commercial scale production.”

About Ensurge, Inc.

Ensurge, Inc. is a Florida based mining company focused on development of gold mining opportunities in Brazil and other parts of South America. The company's primary focus is to bring capital and technology to existing mining operations to expand production of gold, improve recoveries of existing milling operations and improve mining operations in exchange for an interest in these operations.

Forward-looking Statements — To the extent that statements in this press release are not strictly historical, including statements as to revenue projections, business strategy, outlook, objectives, future milestones, plans, intentions, goals, future financial conditions, future collaboration agreements, the success of the Company's development, events conditioned on stockholder or other approval, or otherwise as to future events, such statements are forward-looking, and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this release are subject to certain risks and uncertainties that could cause actual results to differ materially from the statements made.

Contact Andrew Barwicki

516-662-9461 / andrew@barwicki.com